U.S. Securities and Exchange Commission
Washington, D.C. 20549

Form F-X

APPOINTMENT OF AGENT FOR SERVICE OF PROCESS AND UNDERTAKING

A.     Name of issuer or person filing (“Filer”): Royal Bank of Canada

B.     This is (check one):

[_]     An original filing for the Filer.

[X]     An amended filing for the Filer.

C.     Identify the filing in conjunction with which this form is being filed:

Name of registrant:	Royal Bank of Canada

Form type:	F-9

File number (if known):	333-130306

Filed by:	Royal Bank of Canada

Date filed (if filed concurrently, so indicate):	December 14, 2005

D.     The Filer is incorporated or organized under the laws of Canada and has its principal place of business at 200 Bay Street, Royal Bank Plaza, Toronto, Ontario, Canada M5J 2J5, telephone (416) 974-5151.

E.     The Filer designates and appoints National Corporate Research, Ltd. (the “Agent”), located at 10 East 40th Street, New York, NY 10016, telephone (212) 947-7200 as the agent of the Filer upon whom may be served any process, pleadings, subpoenas, or other papers in:

(a)     any investigation or administrative proceeding conducted by the Commission; and

(b)     any civil suit or action brought against the Filer or to which the Filer has been joined as defendant or respondent, in any appropriate court in any place subject to the jurisdiction state or of the United States or any of its territories or possessions or of the District of Columbia, where the investigation, proceeding or cause of action arises out of or relates to or concerns (i) any offering made or purported to be made in connection with the securities registered or qualified by the Filer on Form F-9 on December 14, 2005 or any purchases or sales of any security in connection therewith; (ii) the securities in relation to which the obligation to file an annual report on Form 40-F arises, or any purchases or sales of such securities; (iii) any tender offer for the securities of a Canadian issuer with respect to which filings are made by the Filer with the Commission on Schedule 13E-4F, 14D-1F or 14D-9F; or (iv) the securities in relation to which the Filer as trustee pursuant to an exemption under Rule 10a-5 under the Trust Indenture Act of 1939. The Filer stipulates and agrees that any such civil suit or action or administrative process may be commenced by the service of process upon, and that service of an administrative subpoena shall be effected by service upon such agent for service of process, and that service as aforesaid shall be taken and held in all courts and administrative tribunals to be valid and binding as if personal service thereof had been made.

F.     The Filer stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-X if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time until six years have elapsed from the date the issuer of the securities to which such Forms and Schedules relate has ceased reporting under the Securities Exchange Act of 1934. The Filer further undertakes to advise the Commission promptly of any change to the Agent’s name and address during the applicable period by amendment of this Form, referencing the file number of the relevant form in conjunction with which the amendment is being filed.

G.     The Filer undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to Form F-9, the securities to which Form F-9 relates, and the transactions in such securities.

The Filer certifies that it has duly caused this power of attorney, consent, stipulation and agreement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Toronto, Province of Ontario, and Country of Canada this _____ day of March, 2008.

Royal Bank of Canada

Filer

By:

/S/ Jim Archer-Shee

Jim Archer-Shee

Executive Vice-President and Treasurer

This statement has been signed by the following person in the capacity indicated on this _____ day of March, 2008.

National Corporate Research, Ltd.

As Agent for Service of Process for Royal Bank of Canada in the United States

By:

/S/ Colleen A. DeVries

Name: Colleen A. DeVries

Title: Vice President

Royal Bank of Canada

Certificate

I, Nancy Santini, Assistant Secretary of Royal Bank of Canada (“RBC”), do hereby certify (i) that the following resolution of RBC, which authorizes National Corporate Research, Ltd., as agent for service of process in the United States, is a true copy of a resolution duly passed by the Board of Directors of RBC at a meeting duly called and held on the 9th day of December, 2005 and (ii) that said resolution has not been amended or rescinded and is still in full force and effect as of the date hereof.

“RESOLVED . . . that National Corporate Research, Ltd. be and hereby is designated and appointed the Bank’s agent for service of process under the Securities Act in connection with [the] Registration Statement and any and all amendments (including, without limitation, post-effective amendments) and supplements thereto, with all the powers incident to such appointment.”

IN WITNESS WHEREOF I have hereunto subscribed my name in the City of Toronto, in the Province of Ontario, Country of Canada, this _____ day of March 2008.

By:

/S/ Nancy Santini

Nancy Santini

Assistant Secretary